SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              CHS ELECTRONICS, INC.

                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)


                                  12 542 A-20-6

                                 (CUSIP Number)

                             Steven M. Woghin, Esq.
                    Senior Vice President and General Counsel
                     Computer Associates International, Inc.
                          One Computer Associates Plaza
                            Islandia, New York 11788
                                 (516) 342-5224

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 16, 1999

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box


                                Page 1 of 5 Pages

---------------------------------                      -------------------------
CUSIP No. 12542A-20-6                     13D              Page 2 of 5 Pages
---------------------------------                      -------------------------

------- ------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Computer Associates International, Inc.
------- ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)(a)
                                                                           (b)
------- ------------------------------------------------------------------------
3       SEC Use Only

------- ------------------------------------------------------------------------
4       Sources of Funds (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       Check Box if Disclosure  of Legal  Proceedings  is Required  Pursuant to
        Item 2(d) or 2(e)
------- ------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
----------------------- ------ -------------------------------------------------
   Number of Shares       7    Sole Voting Power
                               11,090,909
                        ------ -------------------------------------------------
Beneficially Owned by     8    Shared Voting Power
                               0
                        ------ -------------------------------------------------
         Each             9    Sole Dispositive Power
      Reporting                11,090,909
                        ------ -------------------------------------------------
     Person With         10    Shared Dispositive Power
                               0
------- ------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        11,090,909
------- ------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------- ------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        16.04%
------- ------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
        CO
------- ------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

         The response to Item 3 is hereby amended and supplemented as follows:

                  Pursuant to the terms of the Debenture Purchase Agreement, on May 26, 1999 the Issuer issued and delivered to Computer Associates, and Computer Associates purchased the Issuer's Convertible Debentures in the principal amount of $14,900,000 and the Warrant. Computer Associates paid the $14.9 million purchase price for the Convertible Debentures and the Warrant using working capital available to it. The $35.9 million balance of the Convertible Debentures was issued to and purchased by Computer Associates on June 16, 1999, by exchanging a demand promissory note issued by the Issuer to Computer Associates on June 1, 1999 for the Convertible Debenture. Computer Associates had loaned working capital available to it to the Issuer in consideration for the demand promissory note.


Item 4.  Purpose of Transaction.

                  The response to Item 4 is hereby amended and supplemented as follows:

                  Computer Associates purchased the Convertible Debentures in the principal amount of $14,900,000 and the Warrant on May 26, 1999, and purchased additional Convertible Debentures in the princpal amount of $35,100,000 on June 16, 1999 for investment purposes.

Item 5.  Interest in Securities of the Issuer.

                  The response to Item 5 is hereby amended and supplemented as follows:

                  As of the close of business on June 16, 1999, Computer Associates beneficially owned 11,090,909 shares of Common Stock, of which 9,090,909 shares of Common Stock are issuable upon conversion of the Convertible Debentures, and 2,000,000 shares of Common Stock are issuable upon exercise of the Warrant. Assuming full conversion of the Convertible Debentures and full exercise of the Warrant, such 11,090,909 shares represent approximately 16.04% of the outstanding shares of Common Stock (computed on the basis of 58,040,369 shares of Common Stock outstanding as of May 10, 1999 as specified in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1999, plus 11,090,909 shares issuable upon conversion of the Convertible Debentures and exercise of the Warrant).

                  Computer Associates acquired beneficial ownership of the 11,090,909 Conversion Shares pursuant to the Debenture Purchase Agreement dated May 26, 1999 between the Issuer and Computer Associates, a copy of which is attached as Exhibit 1 to this Statement. The Convertible Debentures provide, among other things, that the Convertible Debentures may be converted into shares of Common Stock, at the option of Computer Associates, at any time and from time to time beginning on the date of issuance of the Convertible Debentures. The Convertible Debentures were issued in the principal amounts of $14,900,000 on May 26, 1999 and $35,100,000 on June 16, 1999.

                  Computer Associates has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 11,090,909 Conversion Shares.

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 11,090,909 Conversion Shares.


Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with respect to Securities of the Issuer.

                  The response to Item 6 is hereby amended and supplemented as follows:

The Debenture Purchase Agreement provides for the issuance and delivery by the Issuer to Computer Associates and the purchase by Computer Associates of additional Convertible Debentures in the principal amount of $35,100,000 which purchase occurred on June 16, 1999.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 28, 1999                 COMPUTER ASSOCIATES
                                      INTERNATIONAL, INC.



                                      By:/s/Steven M. Woghin
                                      Name:Steven M.Woghin
                                      Title: Sr. Vice Presindent and
                                             General Counsel